

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2019

Robert Rositano
Chief Executive Officer
Friendable, Inc.
1821 S Bascom Ave, Suite 353
Campbell, CA 95008

>   **Re: Friendable, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed April 10, 2019**
>   **File No. 000-52917**

Dear Mr. Rositano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1.   Please revise to provide the disclosure required by Item 11(e) of Schedule 14A with respect to the amendment to your charter to change the number of authorized shares of common stock as well as the possible issuance of common stock upon conversion of the debt as outlined in the Debt Restructuring Agreement or tell us why you believe the information is not material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services